Exhibit 99.1

SIYATA MOBILE INC.

Consolidated Financial Statements

(Expressed in U.S. Dollars)

As at and for the years ended December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

To the Shareholders and Directors of

Siyata Mobile Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Siyata Mobile Inc. and its subsidiaries (together “the Company”), as of December 31, 2023 and 2022, and the related consolidated statement of loss and comprehensive loss, changes in shareholders’ equity, and cash flow for the year ended December 31, 2023 and 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company. as of December 31, 2023 and 2022, and the results of its operations, changes in shareholders’ equity and its cash flow for the years ended December 31, 2023 and 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, high accumulated losses, outstanding bank loan and an outstanding balance in respect of the sale of future receipts, that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Other Matter

The financial statements as at December 31, 2021 and for the year ended December 31, 2021, which are presented for comparative purposes, were audited by another auditor who expressed an unmodified opinion on those financial statements on March 31, 2022.

We have served as the Company’s auditor since 2023

By: /s/ Barzily and Co.

BARZILY AND CO., CPA’s

Jerusalem, Israel

April 3, 2024

Siyata Mobile Inc.

Consolidated Statements of Financial Position

(Expressed in US dollars)

	December 31, 2023	December 31, 2022
ASSETS
Current
Cash	$898,771	$1,913,742
Trade and other receivables (Note 4)	1,181,257	1,574,628
Prepaid expenses	29,673	173,504
Inventory (Note 5)	3,544,519	4,092,550
Advance to suppliers	1,048,227	155,852
	6,702,447	7,910,276
Long term receivable	147,100	150,185
Right of use assets, net (Note 6)	630,793	887,137
Equipment, net	175.335	207,402
Intangible assets, net (Note 7)	7,856,730	6,987,531
Total assets	$15,512,405	$16,142,531

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank loan (Note 8)	$89,298	$-
Sale of future receipts (Note 9)	1,467,899	-
Accounts payable and accrued liabilities	3,449,103	3,078,650
Deferred revenue	2,025	149,600
Lease obligations (Note 10)	254,668	303,788
Warrant liability (Note 11)	156,433	2,734,804
	5,419,426	6,266,842
Lease obligations (Note 10)	385,639	635,217
Total liabilities	5,805,065	6,902,059
Shareholders’ equity
Share capital (Note 12)	85,714,727	73,312,866
Reserves (Note 12)	14,644,200	13,647,399
Accumulated other comprehensive loss	98,870	98,870
Deficit	(90,750,457)	(77,818,663)
	9,707,340	9,240,472
Total liabilities and shareholders’ equity	$15,512,405	$16,142,531

Nature of operations and going concern (Note 1)

Subsequent events (Note 25)

Approved on April 3, 2024 on behalf of the Board:

“Lourdes Felix”	“Marc Seelenfreund”
Lourdes Felix - Director	Marc Seelenfreund - Director

The accompanying notes are an integral part of these consolidated financial statements.

Siyata Mobile Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the years ended December 31, 2023, 2022 and 2021

	2023	2022	2021

Revenue	$8,233,301	$6,481,910	$7,545,488
Cost of sales (Note 13)	(5,575,372)	(5,092,011)	(5,677,317)
Gross profit	2,657,929	1,389,899	1,868,171
EXPENSES
Amortization and depreciation (Note 6, 7)	1,754,957	1,142,165	1,008,321
Development expenses (Note 7)	578,356	339,828	846,242
Selling and marketing (Note 14)	4,784,994	4,723,309	4,504,992
General and administrative (Note 15)	6,080,014	7,435,016	4,932,450
(Gain) loss on valuation of inventory	(161,450)	813,205	3,087,999
Loss (income) from water damage (Note 5)	(834,713)	544,967	-
Bad debts (recovered) (Note 4)	47,526	86,103	930,971
Impairment of intangibles (Note 7)	-	-	4,739,286
Impairment of goodwill	-	-	852,037
Share-based payments (Note 12)	930,564	2,888,704	1,338,931
Total operating expenses	13,180,248	17,973,297	22,241,229
Net operating loss	(10,522,319)	(16,583,398)	(20,373,058)

OTHER EXPENSES
Finance expense (Note 16)	841,815	181,413	1,984,040
Foreign exchange	(49,258)	586,794	108,632
Change in fair value of convertible promissory note	-	4,794,710	295,492
Change in fair value of warrant liability (Note 11)	1,517,389	(8,245,662)	(390,322)
Transaction costs (Note 17)	99,529	1,398,598	1,254,642
Total other expenses	2,409,475	(1,284,147)	3,252,484
Recovery of income taxes	-	-	-
Net loss for the year	(12,931,794)	(15,299,251)	(23,625,542)
Other comprehensive income
Translation adjustment	-	137,609	138,764
Comprehensive loss for the year	$(12,931,794)	$(15,161,642)	$(23,486,778)

Weighted average shares	228,578	29,964	6,928
Basic and diluted loss per share	$(56.57)	$(506.00)	$(344.56)

The accompanying notes are an integral part of these consolidated audited financial statements.

Siyata Mobile Inc.

Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in US dollars)

For the years ended December 31, 2023, 2022 and 2021

	Share capital	Share Capital	Reserves	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity
	#	$	$	$	$	$
Balance, December 31, 2020	6,662	50,088,369	9,984,531	100,025	(38,893,870)	21,279,055
Issuance of shares	57	560,000	(560,000)	-	-	-
Shares issued on acquisition of ClearRF	34	194,985	-	-	-	194,985
Shares issued on warrant exercises	778	3,775,840	(373,907)	-	-	3,401,933
Share based payments	-	-	1,338,931	-	-	1,338,931
Translation adjustment	-	-	-	(138,764)	-	(138,764)
Shares issued for debt	7	36,050	-	-	-	36,050
Net loss	-	-	-	-	(23,625,542)	(23,625,542)
Balance, December 31, 2021	7,538	54,655,244	10,389,555	(38,739)	(62,519,412)	2,486,648
Shares issued on acquisition of ClearRF	199	190,095	-	-	-	190,095
Share issued on capital raise	32,673	12,634,747	307,189	-	-	12,941,936
Share issuance costs on capital raise	-	(1,373,264)	-	-	-	(1,373,264)
Pre-funded warrants exercised	4,386	2,813,542	-	-	-	2,813,542
Issue of common shares for restricted share units	43	22,200	-	-	-	22,200
Shares issued for debt	19,039	4,370,302	-	-	-	4,370,302
Warrants issued	-	-	61,950	-	-	61,950
Share based payments	-	-	2,888,705	-	-	2,888,705
Translation adjustment	-	-	-	137,609	-	137,609
Net loss	-	-	-	-	(15,299,251)	(15,299,251)
Balance, December 31, 2022	63,878	73,312,866	13,647,399	98,870	(77,818,663)	9,240,472
Warrants transferred from liability	-	-	3,975,046	-	-	3,975,046
Warrants exercised	55,821	7,583,617	(3,975,046)	-	-	3,608,571
Share issued on capital raise	412,071	5,780,750	-	-	-	5,780,750
Share issuance costs on capital raise	-	(1,115,728)	66,237	-	-	(1,049,491)
Pre-funded warrants exercised	38,691	153,222	-	-	-	153,222
Share based payments	-	-	930,564	-	-	930,564
Net loss	-	-	-	-	(12,931,794)	(12,931,794)
Balance, December 31, 2023	570,462	85,714,727	14,644,200	98,870	(90,750,457)	9,707,340

The accompanying notes are an integral part of these consolidated unaudited interim financial statements.

Siyata Mobile Inc.

Consolidated Statements of Cash Flows

(Expressed in US dollars)

For the years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
Operating activities
Net loss for the year	$(12,931,794)	$(15,299,251)	$(23,625,542)
Items not affecting cash:
Amortization and depreciation	1,754,957	1,142,165	1,008,321
Bad debt expense	47,526	86,103	930,971
(Gain) loss on valuation of inventory	(161,450)	813,205	3,087,999
Loss (income) due to water damage	(454,636)	544,967	-
Impairment of intangibles	-	-	4,739,286
Impairment of goodwill	-	-	852,037
Fair value changes on derivatives	1,517,389	(3,450,952)	(95,831)
Interest expense, net of repayments	16,637	35,678	1,168,628
Foreign exchange	(46,249)	22,872	-
Transaction costs	99,529	1,398,598	-
Share based payments	930,504	2,888,704	1,338,931
Change in non-cash working capital (Note 24)	884,767	(2,035,069)	(1,973,433)
Net cash used in operating activities	(8,342,760)	(13,852,980)	(12,568,633)

Investing activities
Repayment of long-term receivable	-	17,982	-
Intangible asset additions	(2,271,060)	(3,405,862)	(2,769,679)
Equipment additions	(3,737)	(14,220)	(224,513)
Acquisition of ClearRF	-	(159,905)	(122,015)
Net cash used in investing activities	(2,274,797)	(3,562,005)	(3,116,207)

Financing activities
Lease payments	(326,041)	(278,381)	(182,682)
Bank loan	89,298	(27,159)	(410,689)
Sale of future receipts	1,467,899	-	-
Repayment of long-term debt	-	-	(110,312)
Convertible debt issued, net of repayments	-	(4,000,000)	(1,308,118)
Proceeds on share issuance	5,780,750	24,067,763	-
Share issuance costs	(1,017,891)	(2,258,167)	-
Exercise of warrants	3,608,571	61,950	3,017,743
Net cash from financing activities	9,602,586	17,566,006	1,005,942

Effect of foreign exchange on cash	-	142,979	(165,626)

Change in cash and restricted cash for the year	(1,014,971)	294,000	(14,844,524)
Cash and restricted cash, beginning of year	1,913,742	1,619,742	16,464,266
Cash and restricted cash, end of year	$898,771	$1,913,742	$1,619,742

The accompanying notes are an integral part of these consolidated audited financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. (“Siyata” or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020, are traded under the symbol SYTAW. The Company’s principal activity is the sale of vehicle-mounted, cellular-based communications platforms over advanced mobile networks and cellular booster systems. The registered and records office is located at 7404 King George Blvd, Suite- 200, Surrey, BC, V3W1N6.

Consolidated Financial Statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $12,931,794 during the year ended December 31, 2023 (2022 - net loss of $15,299,251), and, as of that date, the Company’s total deficit was $90,750,457 (2022 - $77,818,663). As December 31, 2023, the Company had outstanding bank loan of $89,298 and an outstanding balance in respect of the sale of future receipts of $1,467,899. The Company’s continuation as a going concern is dependent upon the success of the Company’s implementation of its business plan, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

War in Israel

On October 7, 2023 a war broke out in Israel and many reservists were called up to the Israeli army.

Several of our employees are or may be subject to military service in the IDF and have been and may be called to serve. It is possible that there will be further military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, for example, which may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

There have been travel advisories imposed as related to travel to Israel, and restriction on travel, or delays and disruptions as related to imports and exports may be imposed in the future. Additionally, members of our management and employees are located and reside in Israel. Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks.

The conflict situation in Israel could cause disruptions in our supply chain and international trade, including the import of inputs and the export of our products, The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

It is currently not possible to predict the duration or severity of the ongoing conflict in the Middle East or its effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others.

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Change of functional currency

Effective October 1, 2020, management determined that the Company’s functional currency changed from Canadian dollars to United States dollars (“USD”). The change in the functional currency has been accounted for on a prospective basis and is primarily based on the fact that the Company’s securities are listed on the Nasdaq exchange and as a result the future financing of the Company and cash flows of the entities will be in USD.

In accordance with Company’s existing policy, the Company did not reassess the classification of financial instruments as liabilities or equity as a result of the change in functional currency. As a result, warrants remain classified as equity and are not revalued at fair value. For the same reason, the change in functional currency did not give rise to an embedded derivative related to the Company’s previously outstanding convertible debt with a conversion price denominated in Canadian dollars.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

2.	BASIS OF PREPARATION (cont’d)

Change of presentation currency

As a result of the USD financing and the majority of cash flows denominated in US dollars, the Company changed its presentation currency from Canadian dollars to “USD” effective October 1, 2020. The change in the financial statement presentation currency is an accounting policy change and has been accounted for retrospectively. The balance sheets for each period presented have been translated from the related subsidiary’s functional currency to the new “USD” presentation currency at the rate of exchange prevailing at the respective balance sheet date except for equity items, which have been translated at accumulated historical rates from the related subsidiary’s date of incorporation. The statements of loss and comprehensive loss were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions.

With the retrospective application of the change in presentation currency from the Canadian dollar to the US dollar, the Accumulated Other Comprehensive Income (“AOCI”) related to the translation of “USD” functional currency subsidiaries was eliminated except for the wholly-owned subsidiary, Signifi Mobile Inc. whose functional currency is in Canadian dollars. However, with the retrospective application of the change in presentation currency to the “USD”, the Company’s corporate office, which had a Canadian dollar functional currency, resulted in an AOCI balance. The AOCI balance generated by the Canadian dollar entities has been adjusted since it now reflects the translation into the new “USD” presentation currency.

Basis of consolidation and presentation

These consolidated financial statements of the Company have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the consolidated financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

These consolidated financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%
ClearRF Nevada Ltd.	Nevada, USA	100%
Siyata PTT Incorporated	Caymen Islands	100%

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

2.	BASIS OF PREPARATION (cont’d)

Foreign currency translation

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Siyata Mobile Inc. is the USD which is also the functional currency of all its subsidiaries except Signifi Mobile Inc. whose functional currency is Canadian dollars. The functional currency determinations were conducted through an analysis of the consideration factors identified in International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates.

Assets and liabilities of entities with a functional currency other than the USD are translated into USD at period-end exchange rates. Income and expenses, and cash flows are translated into USD using the average exchange rate.

Transactions in currencies other than the entity’s functional currency are translated at the exchange rates in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect as at the statement of financial position date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities. Foreign currency differences arising on translation are recognized in the statement of loss and comprehensive loss.

Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

●	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

i)	Critical accounting estimates (cont’d)

●	Fair value measurements - Certain of the Company’s (financial) assets and liabilities are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available the Company will engage third-party qualified valuators to perform the valuation. Information about the valuation techniques and inputs used in determining the fair value of financial instruments is in Note 11 and 12.

●	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

●	Capitalization of development costs and their amortization rate - Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

●	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

●	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

●	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and replacement costs which requires the use of various judgments, estimates, and assumptions. The Company identifies CGUs as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets. Value in use calculations require estimations of discount rates and future cash flows derived from revenue growth, gross margin and operating costs. Fair value less costs to sell calculations require the Company to estimate fair value of an asset or a CGU using market values of similar assets as well as estimations of the related costs to sell.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

i)	Critical accounting estimates (cont’d)

●	Useful life of intangible assets - The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

●	Collectability of trade receivables - In order for management to determine expected credit losses in accordance with IFRS 9, we are required to make estimates based on historical information related to collections, in addition to taking the current condition of our customers credit quality into account.

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

●	Deferred income taxes - judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

●	Functional currency - The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the USD as of October 1, 2020, except for Signifi Mobile Inc. whose functional currency is Canadian dollars until December 31, 2022 and is the USD since the Company considers the functional currency of its subsidiaries revenues and increase in U employees which said events determine the primary economic environment should be the USD.

●	Going concern – As disclosed in Note 1 to the consolidated financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Impairment of long-lived assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets if any, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in profit or loss.

(b)	Intangible assets

i)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and Siyata has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditure is recognized in profit or loss as incurred.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(b)	Intangible assets (cont’d)

In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

ii)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

iii)	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its estimated residual value. Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. See Note 7 for amortization rates and methods applied to each class of intangible assets. An annual review of the useful life of intangible assets is made by management and any changes in useful life are reflected prospectively.

Internally generated intangible assets are not systematically amortized as long as they are not available for use (i.e. they have not completed certifications and/or are in working condition for their intended use). Accordingly, these intangible assets, such as development costs, are tested for impairment at least once a year, until such date as they are available for use.

(c)	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of acquisition, of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company. The acquiree’s identifiable assets and liabilities assumed are recognized at their fair value at the acquisition date. The excess of the consideration over the fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. Any gain on a bargain purchase is recorded in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. Any goodwill that arises is tested annually for impairment.

(d)	Goodwill

Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortization but is tested for impairment annually.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(e)	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out (FIFO) principle, and includes expenditure incurred in acquiring the inventories and the costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completing and selling expenses.

(f)	Sales of Future Receipts

The Company accounts for Sales of future receipts in accordance with IFRS 9. Under IFRS 9 the seller should evaluate whether the proceeds received should be accounted for as debt or deferred income, depending on the circumstances of the agreement. Sales of future receipts that are accounted for as debt are subject to the interest method.

(g)	Revenues

Revenue from the sale of goods, in the ordinary course of business, is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. When the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted.

Revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement), that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For sales on products in Israel, transfer usually occurs when the product is received at the customer’s warehouse, but for some international shipments transfer occurs upon loading the goods onto the relevant carrier.

(h)	Financial Instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive.

The classification determines the method by which the financial assets are carried on the balance sheet subsequent to inception and how changes in value are recorded. The Company has classified its cash, restricted cash, loan to director and trade, and other receivables at amortized cost.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(h)	Financial Instruments (cont’d)

Financial assets (cont’d)

Changes to financial assets measured at fair value are recognized in profit and loss as they arise (“FVPL”). Changes in financial assets recorded at amortized cost are recognized in profit and loss when the asset is derecognized or reclassified.

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

All financial liabilities (including liabilities designated at FVTPL) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

The subsequent measurement of financial liabilities is determined based on their classification as follows:

(i)	FVTPL – Derivative financial instruments entered into by the Company are classified as FVTPL.

(ii)	Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest method.

The Company has classified its bank loan, accounts payable and accrued liabilities, and long-term debt as other financial liabilities and carried on the balance sheet at amortized cost. Future purchase consideration, convertible promissory note, and warrant liability are all classified as FVTPL.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(i)	Loss per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the loss by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding share options and warrants on loss per share would be anti-dilutive. The weighted average number of shares was retroactively changed to reflect the 1-to-145 reverse stock split that occurred on September 25, 2020 as well as the 1-to-100 reverse stock split that occurred on August 3, 2023 and 1-to-7 reverse stock split that occurred on December 4, 2023.

(j)	Share-based payments

The stock option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Consideration paid on the exercise of stock options is credited to share capital and the fair value of the option is reclassified from share-based payment reserve to share capital.

In situations where equity instruments are issued to non-employees and some or all of the services received by the entity as consideration cannot be specifically identified, they are all measured at the fair value of the share-based payment, otherwise, share-based payments are measured at the fair value of the services received.

The fair value is measured at the grant date at each tranche is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model taking into account the terms and conditions upon which the options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

(k)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in profit or loss as interest expense from discounting obligations.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(l)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable operations, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits, and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m)	Leases

The Company accounts for lease contracts in accordance with IFRS 16, Leases. At the inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight- line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease tern. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property and equipment.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(m)	Leases (cont’d)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases and leases for which the underlying asset is of low value.

The Company recognizes the lease payments associated with these leases as an expense: on a straight-line basis over the lease term.

(n)	Equipment

Property, plant and equipment that qualifies for recognition as an asset shall be measured at its cost. The depreciable amount of an asset is determined after deducting its residual value. Depreciation of property, plant, and equipment is based on the straight-line method over the useful life of the asset. The depreciation charge for each period shall be recognized in profit or loss.

(o)	Future accounting pronouncements

Listed below are the standards, amendments and interpretations that the Company reasonably expected to be applicable at a future date, and intends to adopt when they become effective. The Company is currently considering the impact of adopting these standards, amendments and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) that aims to promote consistency by helping companies determine whether debt and other liabilities with an uncertain settlement date should be classified as current or non-current in the statement of financial position. The amendments also clarify the classification requirements for debt a company might settle by converting it into equity. In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1) that provides guidance on how covenants may affect an entity’s right to defer settlement of a liability for at least twelve months after the reporting period, which may determine whether a liability should be presented as current or non-current. Both of these amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(o)	Future accounting pronouncements (cont’d)

●	In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the consolidated statements of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity.The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted. The impact of adopting these amendments on the Company’s financial statements is not expected to be material.

●

In September 2022, the IASB issued amendments to IFRS 16, Leases, which add to requirements explaining how a company accounts for a sale and leaseback after the date of the transaction.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

4.	TRADE AND OTHER RECEIVABLES

	December 31, 2023	December 31, 2022
Trade receivables	$879,509	$2,015,291
Allowance for doubtful accounts	-	(1,056,393)
Taxes receivable	301,748	615,730
Total	$1,181,257	$1,574,628

Provisions on Trade Receivables

In accordance with policy to use the expected credit loss model, the Company utilizes the expedited method where trade receivables are provided for based on their aging, as well as providing for specified balances deemed non-collectible. In the year ended December 31, 2023, the Company concluded that a bad debt provision of $NIL (2022-$1,056,393) was needed.

Factoring Arrangements and Liens

Signifi Mobile Inc. (“Signifi”) had a factoring agreement on its trade receivables effective April 2023, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to Signifi by the funding entity in advance. The remaining 15-20% is paid to Signifi when the funding entity receives payment from the customer. Signifi incurs a financing charge of 1.8% for the first 30 days, then 0.5% every 10 days thereafter. This loan is collateralized by the North American receivables, inventory and equipment.

The 80-85% received upfront remained as a liability from “Signifi” to the funding entity until final settlement, however, all such balances are fully insured in case of non-payment. As Signifi has both the legally enforceable right and the intention to settle the receivable and liability on a net basis in accordance with IAS 32, Financial Instruments, trade receivables are presented at the gross amount of the receivable and the underlying liability for amounts advanced are recorded separately as a bank loan. As at December 31, 2023, the total amount expended by the funding entity was $89,298 (December 31, 2022 - $NIL)

Siyata Mobile Israel (“SMI”) had a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% is paid to SMI when the funding entity receives payment from the customer. SMI incurred a financing charge of 3.1% on advances received and was subject to certain covenants until fully repaid in June 2022.

The 80-85% received upfront remained as a liability from SMI to the funding entity until final settlement, however, all such balances are fully insured in case of non-payment. As SMI has both the legally enforceable right and the intention to settle the receivable and liability on a net basis in accordance with IAS 32, Financial Instruments, trade receivables are presented net of the liability for amounts advanced. As at December 31, 2023, the total amount expended by the funding entity was $NIL (December 31, 2022 - $NIL).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

5.	INVENTORY

	December 31, 2023	December 31, 2022
Finished products	$4,624,471	$7,392,002
Impairment of finished products	(1,434,827)	(3,555,683)
Accessories and spare parts	829,860	675,001
Impairment of accessories and spare parts	(474,985)	(418,770)
Total	$3,544,519	$4,092,550

Refer to Note 13 for total inventories expensed as cost of sales during the years ended December 31, 2023, 2022 and 2021.

During the year ended December 31, 2022, the Company had a flood in one of its premises resulting in damage to some of the inventory. The Company wrote off $519,764 of inventory due to the flood in 2022. In 2023, the Company had sent all of the inventory written off to the Company’s insurance company from detailed valuation of each piece of inventory. Based on the insurance company’s analysis, which included opening carton, boxes and testing the electronic devices, the insurer determined that only $65,128 of the inventory sent to them was unsalvageable and that the balance of $454,636 was inventory in pristine condition and was readily saleable. The Company added back this salvageable inventory back into the warehouse and integrated it in with all the other merchandise in the warehouse. There have not been any higher rates of returns resulting from the salvaged inventory.

Provision on inventory

Management is presently reviewing the inventory for impairment on a quarterly basis. During the year, the Company also wrote off $NIL (2022 - $519,763) in inventory that was water damaged. The Company made a claim for the damaged inventory that is insured at selling price even though the inventory is carried at cost in the books. In 2023 the Company received proceeds from the water damaged of $364,128. The amount received was recorded in 2023 as a gain on the flood in the statement of income and expenses for the year. As well, the insurer reviewed all inventory items previously written off in 2022 due the flood and determined based on detailed analysis that our estimate of salvageable inventory that Signifi has added back to their inventory in 2023 amounted to $454,636. This amount was also recorded as a gain from the flood damage in 2023.

Liens

As a result of the factoring agreement in Note 4 above, the Company has provided the North American inventory as collateral for the outstanding balance. As at December 31, 2023 the inventory owed by the North American entities amounts to $2,473,721.

6.	RIGHT OF USE ASSESTS, NET

	December 31, 2023	December 31, 2022
Opening balance	$887,137	$1,077,845
Additions in the year	42,393	174,352
Translation adjustment	18,555	674
Other	-	(36,000)
Amortization in the year	(317,292)	(329,734)
Closing balance	$630,793	$887,137

Allocation of the right of use assets is as follows:

	December 31, 2023	December 31, 2022
Office lease	$518,787	$753,716
Car leases	112,006	132,421
	$630,793	$887,137

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

7.	INTANGIBLE ASSETS, NET

	Development Costs	Uniden License	E-Wave License	Clear RF Patent + Supplier relationship	Total
Cost:
Balance at December 31, 2021	$13,315,526	$116,726	$1,321,257	$522,637	$15,276,146
Additions	3,405,862	-	-	-	3,405,862
Foreign exchange	(11,590)	-	-	-	(11,590)
Balance at December 31, 2022	$16,709,798	$116,726	$1,321,257	$522,637	$18,670,418
Additions	2,271,000	-	-	-	2,271,000
Foreign exchange	-	-	-	-	-
Balance at December 31, 2023	$18,989,858	$116,726	$1,321,257	$522,637	$20,941,478

Accumulated Amortization:
Balance at December 31, 2021	$9,058,517	$116,726	$1,321,257	$429,109	$10,925,609
Additions	668,566	-	-	93,528	762,094
Foreign exchange	(4,816)	-	-	-	(4,816)
Balance at December 31, 2022	$9,722,267	$116,726	$1,321,257	$522,637	$11,682,887
Additions	1,401,861	-	-	-	1,401,861
Foreign exchange	-	-	-	-	-
Balance at December 31, 2023	$11,124,128	$116,726	$1,321,257	$522,637	$13,084,748

Net Book Value:

Balance at December 31, 2022	$6,987,531	$-	$-	$-	$6,987,531
Balance at December 31, 2023	$7,856,730	$-	$-	$-	$7,856,730

Development Costs

Development costs are internally generated and are capitalized in accordance with the IAS 38, Intangible Assets. On a quarterly basis, the Company assesses capitalized development costs for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount.

The Company engaged a third-party evaluator to determine the recoverable amount of the intangible assets at December 31, 2023 based on the replacement cost method for costs related to devices under development and the royalty relief method for the devices for sales. The royalty relief method used an estimated royalty rate of 10.75% and WACC of 21.0%. Based on the results of their valuation, management determined that the recoverable amount was equal to, or in excess of the carrying amount in December 31, 2023. At December 31, 2022, management determined that the recoverable amount was equal to, or in excess of the carrying amount, and no impairment was recorded. The Company amortizes the capitalized development costs over a 4 year period.

During the twelve months ended December 31, 2023 the Company incurred $578,356 (December 31, 2022 -$339,828) in product development costs which did not satisfy the criteria for capitalization and were recorded in profit and loss.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

7.	INTANGIBLE ASSETS, NET (cont’d)

Uniden License

During 2016, the Company acquired a license agreement from Uniden America Corporation (“Uniden”). The agreement provides for the Company to use the trademark “Uniden”, along with associated designs and trade dress to distribute, market and sell its cellular signal booster and accessories during its term. The agreement is until December 31, 2031 and is subject to certain minimum royalties. The license agreement is amortized on a straight-line basis over its five-year term and was fully amortized on December 31, 2021.

Clear RF Patent and Supplier Relationship:

As part of the acquisition of ClearRF on March 30, 2021, the Company purchased two patents valued at $122,717 plus a supplier relationship valued at $399,920. These intangible assets were recorded at cost and were initially scheduled to be amortized on a straight-line basis over their estimated useful life of four years with no residual value.

On December 31, 2021, the Company had an independent impairment in value report prepared for the intangibles. Management, based on this report, impaired the full amount of the supplier relationship of $399,920 because of a worldwide component and supply chain shortfall.

8.	BANK LOAN

Signifi Mobile Inc. (“Signifi”) had a factoring agreement on its trade receivables effective April 2023, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to Signifi by the funding entity in advance. The remaining 15-20% is paid to Signifi when the funding entity receives payment from the customer. Signifi incurs a financing charge of 1.8% for the first 30 days, then 0.5% every 10 days thereafter. This loan is collateralized by the North American receivables, inventory and equipment.

The 80-85% received upfront remained as a liability from “Signifi” to the funding entity until final settlement, however, all such balances are fully insured in case of non-payment. As Signifi has both the legally enforceable right and the intention to settle the receivable and liability on a net basis in accordance with IAS 32, Financial Instruments, trade receivables are presented at the gross amount of the receivable and the underlying liability for amounts advanced are recorded separately as a bank loan. As at December 31, 2023, the total amount expended by the funding entity was $89,298 (December 31, 2022 - $NIL).

9.	SALES OF FUTURE RECEIPTS

On October 11, 2023 the Company entered into an agreement for the Sale of Future Receipts in the amount of $1,152,000. The Company received $760,000 which represents a payment of $800,000 net of a transaction fee of $40,000. This sale was payable in equal weekly payments of $41,142.86 for 28 weeks accruing interest at 3.1% per week. The weekly payment amount is intended to represent 15% of the Company’s future sales. The company made 8 payments of $41,142.86 each for a total of $329,142 between October 17, 2023 and December 5, 2023 inclusive. On December 6, the Company reached an agreement with the purchaser, converting the remaining balance of $822,858 into a new agreement. The Company recorded $392,000 of interest and transaction fees in respect of this agreement.

On December 6, 2023, the Company entered into a new agreement for the Sale of Future Receipts with the same purchaser in the amount of $2,268,000. The Company received $677,142 which represents a payment of $752,142 net of $75,000 of transaction fees. The remaining $822,858 balance of the original agreement and the $752,142 payment from the new agreement total a principal amount of $1,575,000. The new balance of $1,575,000 is repayable in weekly repayments of $81,000 per week for 28 weeks, accruing interest at the rate of 3.1% per week, for a total repayment of $2,268,000. The weekly payment amount is intended to represent 15% of the Company’s future sales. The Company made payments totaling $203,143 in respect of this agreement for the year ended December 31, 2023 comprising principal payments of $64,001 and interest of $139,142. The balances under this agreement as of December 31, 2023 were outstanding principal of $1,435,999 and accrued interest of $31,900.

This advance is collateralized by 15% of all future revenues of the Company until the advances are repaid in full.

The Company agrees to a grant a security interest in all of its present and future accounts receivable in an amount not to exceed 15%.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

10.	LEASE OBLIGATIONS

	December 31, 2023	December 31, 2022
Opening balance	$939,005	$1,020,482
Additions in the year	42,393	174,352
Interest expense	16,637	35,678
Translation adjustment	(31,643)	(13,126)
Lease payments	(326,041)	(278,381)
	640,307	939,005
Due within one year	(254,668)	(303,788)
Ending balance	$385,639	$635,217

Future minimum lease payments are as follows:

	December 31, 2023	December 31, 2022
Year 1	$254,668	$303,788
Year 2	194,261	227,757
Year 3	191,378	179,872
Year 4	-	196,570
Year 5 and thereafter	-	96,000
Total lease obligation	$640,307	$1,003,987
Less finance expenses	-	(64,982)
Lease Obligations	$640,307	$939,005

The Company has a long-term restricted term deposit of $147,100 held by the Company’s bank to guarantee a portion of the office lease located in Israel.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

11.	WARRANT LIABILITY

The balance of the warrant liability is as follows:

	Issued	Issued	Issued	Issued	Issued
	November 3, 2021	January 11, 2022	October 12, 2022	January 19, 2023	October 31, 2023	Total
Balance December 31,2021	2,176,686	-	-	-	-	2,176,686
Warrants issued	-	10,038,418	2,494,812	-	-	12,533,230
Exercise Of pre-funded warrants	-	(2,560,400)	(222,441)	-	-	(2,782,841)
Change in fair value	(1,978,953)	(6,976,688)	(236,630)	-	-	(9,192,271)
Balance December 31, 2022	197,733	501,330	2,035,741	-	-	2,734,804
Warrants issued	-	-	-	-	339,200	339,200
Change in fair value	(197,733)	(498,172)	(1,470,795)	3,410,100	273,989	1,517,389
Transaction Costs	-	-	-	-	(307,600)	(307,600)
Exercise of warrants		-			(152,314)	(152,314)
Transfer to equity	-	-	(564,946)	(3,410,100)	-	(3,975,046)
Balance December 31, 2023	-	3,158	-	-	153,275	156,433

January 19, 2023 Warrants

On January 19, 2023, the Company entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 25,776 (18,042,913 before the 1-100 and 1-7 reverse stock splits) of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $1,610 ($2.30 before the 1-100 and 1-7 reverse stock splits) to $140 per share ($0.20 per share before the 1-100 and 1-7 reverse stock splits) and issue new unregistered warrants to purchase up to an aggregate of 25,776 (18,042,913 before the 1-100 and 1-7 reverse stock splits) common shares with an exercise price of $140 per share ($0.20 per share before the 1-100 and 1-7 reverse stock splits). The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses.

These new 25,776 warrants are exercisable immediately upon issuance at an exercise price of $140 per share ($0.20 per share before the 1-100 and 1-7 reverse stock splits) and have a term of exercise equal to five years. In connection with the exercise, the Company will be required pursuant to the terms of 4,270 (2,989,100 before the 1-100 and 1-7 reverse stock splits) of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $161 ($0.23 before the 1-100 and 1-7 reverse stock splits) to $140 per share ($0.20 per share before the 1-100 and 1-7 reverse stock splits).

On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 30,045 outstanding $140.00 warrants become immediately a cashless exercise with an exercise price of $NIL  and their underlying shares become immediately tradeable. Subsequent to the quarter ended March 31, 2023, 30,045 warrants were exercised cashless in exchange for 30,045 common shares of the Company. All of the warrants that became cashless exercise were transferred to equity at March 30, 2023, as they no longer met the definition of a liability.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

11.	WARRANT LIABILITY (cont’d)

The fair value of the 25,776 warrants issued at January 19, 2023 was $2,875,580 and was determined using the stock price of $133, with a 15% discount for lack of marketability. This method was used as the warrants contained an alternative cashless exercise feature.

The fair value of the warrants on March 30, 2023 was $3,410,100 and was determined using the stock price on the date, as the warrants were cashless exercise at that date.

November 3, 2021 warrants

The warrants allow for the purchase of 3,061 common shares (2,142,857 before the 1-100 and 1-7 reverse stock splits) of the Company at an exercise price of US2,800.00 per common share. The warrants expire 5 years from the issue date of the promissory note. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the common share offering. Because the exercise price of the warrants will vary if the Company issues common shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities (Note 12 for the change in exercise price as of January 13, 2022, to $161 per share ($0.23 per share before the 1-100 and 1-7 reverse stock splits).

At December 31, 2021 the fair value of the 2,704 warrants (1,892,857 before the 1-100 and 1-7 reverse stock splits) was determined to be $2,176,686 as calculated using the Black-Scholes option pricing model with the following assumptions: initial stock price of $2,590 ($3.70 before the 1-100 and 1-7 reverse stock splits), strike rate $2,800 ($4.00 before the 1-100 and 1-7 reverse stock splits)., expected volatility 37%, dividend yield 0%, risk free rate 0.67%.

At December 31, 2022 the fair value of the 2,704 warrants (1,892,857 before the 1-100 and 1-7 reverse stock splits) was $197,733 and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $105.00 ($0.15 before the 1-100 and 1-7 reverse stock splits). strike rate $161 ($0.23 before the 1-100 and 1-7 reverse stock splits), dividend yield 0%, term 3.84 years, volatility 110% and risk-free rate 4.08%.

At January 19, 2023 prior to exercise, the fair value of the 2,704 warrants was $NIL and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $1,330 ($1.90 before the 1-100 and 1-7 reverse stock splits). strike rate $1,400 ($20.00 before the 1-100 and 1-7 reverse stock splits). dividend yield 0%, term 0.0 years, volatility 130% and risk-free rate 3.62%.

January 11, 2022 warrants

The Company assessed that the 12,171 warrants ( 8,519,999 before the 1-100 and 1-7 reverse stock splits). and 2,114 pre-funded warrants (1,480,000 before the 1-100 and 1-7 reverse stock splits).issued in the January 2022 equity offering (Note 12), did not meet the “fixed for fixed” test and are therefore recorded as liabilities at fair value through profit and loss, and revalued at the end of each period.

The fair value of the warrants as at the issuance date was $10,038,148 and was determined using a residual value method with the common shares. For the 1,863 warrants (1,304,347 before the 1-100 and 1-7 reverse stock splits). issued to the underwriter as over-allotment warrants, the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, and a fair value loss of $962,350 was recognized in the statement of profit and loss as a fair value change in the opening warrant liability (Note 12).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

11.	WARRANT LIABILITY (cont’d)

At December 31, 2022 the fair value of the warrants was $501,330 and was determined initial stock price $105.00 ($0.15 before the 1-100 and 1-7 reverse stock splits). strike rate $1,610 ($2.30 before the 1-100 and 1-7 reverse stock splits), stock price $0.15, strike rate $2.30, dividend yield 0%, term 4.03 years, volatility 110% and risk-free rate 4.08%.

At December 31, 2023 the fair value of the 14,285 warrants was $3,158 and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $4.21 ($2,947 before the 1-100 and 1-7 reverse stock splits), strike rate $1,610 (2.30 before the 1-100 and 1-7 reverse stock splits), dividend yield 0%, term 3.03 years, volatility 135% and risk-free rate 3.97%. This resulted in a gain of $498,172 in the year.

October 12, 2022 warrants

The Company assessed that the 24,857 (17,400,000 warrants before the 1-100 and 1-7 reverse stock splits) and 2,271 pre-funded warrants (1,590,000 before the 1-100 and 1-7 reverse stock splits) issued as part of the October 2022 equity offering (as more fully described in Note 12, did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period.

The fair value of the warrants as at the issuance date was $2,065,886 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $98.00 ($0.14 before the 1-100 and 1-7 reverse stock splits); exercise price $161 ($0.23 before the 1-100 and 1-7 reverse stock splits); expected volatility: 135%; dividend yield 0%; risk free rate: 4.08%. As the warrants are treated as a liability, the residual value method under IAS 32 was utilized to allocate the total proceeds of the issuance (Note 12).

The fair value of the 24,857 warrants (17,400,000 warrants before the 1-100 and 1-7 reverse stock splits) as at December 31, 2022 was $1,850,758 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $105.00 ($0.15 before the 1-100 and 1-7 reverse stock splits). strike rate $1,610 ($2.30 before the 1-100 and 1-7 reverse stock splits),; expected volatility: 100%; dividend yield 0%; risk free rate: 3.98%.

On January 19, 2023, the warrant holders entered into the agreement noted above to exercise 23,071 (16,150,000 before the 1-100 and 1-7 reverse stock splits); of the 24,857 (17,400,000 warrants before the 1-100 and 1-7 reverse stock splits) and receive new warrants in exchange. This resulted in the recognition of a change in fair value of $702,898 gain.

The remaining 1,786 warrants (1,250,000 before the 1-100 and 1-7 reverse stock splits) that were outstanding at January 19, 2023 were converted to cashless exercise warrants on March 30, 2023 as described above resulting in a loss of $103,293.

The fair value of the 1,786 unexercised warrants (1,250,000 before the 1-100 and 1-7 reverse stock splits) on January 19, 2023 was $132,957 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $1,330 ($1.90 before the 1-100 and 1-7 reverse stock splits); exercise price $1,400 ($2.00 before the 1-100 and 1-7 reverse stock splits); term 4.73 years; expected volatility: 115%; dividend yield 0%; risk free rate: 3.49%.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

11.	WARRANT LIABILITY (cont’d)

The fair value of the pre-funded warrants was $222,441 and was determined by reference to the share price of: $98.00 ($0.14 before the 1-100 and 1-7 reverse stock splits) on the day of the offering. The pre-funded warrants were subsequently exercised in 2022 for gross proceeds of $15,900, converting into 2,271 common shares, 1,590,00 before the 1-100 and 1-7 reverse stock splits) that were fully issued.

In connection with the October 2022 equity offering, the Company issued 2,484 waiver warrants (1,739,130 before the 1-100 and 1-7 reverse stock splits) exercisable at $1,610 per share ($0.23 before the 1-100 and 1-7 reverse stock splits); which expire, if unexercised, on October 12, 2027, to entice the holder of the convertible promissory note to waive their right to block the equity offering. The waiver warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss and revalued at the end of each period.

The value of the waiver warrants was included as part of the direct costs related to the issuance of the common shares and warrants therefore did not receive any allocation of gross proceeds. The following is a summary of the fair value of the warrants issued as part of the October 2022 equity offering:

Fair value - Warrants and pre-funded warrants	$2,288,327
Fair value - Waiver warrants	206,485
Total	$2,494,812

The fair value of the waiver warrants as at the issuance date was $206,485 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $98.00 ($0.14 before the 1-100 and 1-7 reverse stock splits); exercise price $1,610 ($0.23 before the 1-100 and 1-7 reverse stock splits); expected volatility: 135%; dividend yield 0%; risk free rate: 4.08%.

The fair value of the waiver warrants as at December 31, 2022 was $184,983 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price$105.00 ($0.15 before the 1-100 and 1-7 reverse stock splits). strike rate $1,610 ($2.30 before the 1-100 and 1-7 reverse stock splits); expected volatility: 100%; dividend yield 0%; risk free rate: 3.10%.

The fair value of the waiver warrants as at March 30, 2023 prior to transfer to equity was $328,696, resulting in a gain of $143,713 and was determined using the stock price of $133, as the warrants were cashless with exercise price of $NIL at that date.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

11.	WARRANT LIABILITY (cont’d)

October 31, 2023 Warrants and Pre-funded Warrants

The Company closed an equity offering on October 31, 2023. at a price of $4.55 ($0.65 before the 1-7 reverse stock split) on 267,143 common shares (1,870,000 before the 1-7 reverse stock split) for gross proceeds of $1,215,500 and for a purchase price of $4.48 per warrant ($0.64 before the 1-7 reverse stock split) on 75,714 pre-funded warrants to purchase common shares (530,000 before the 1-7 reverse stock split) for gross proceeds of $339,200. Total offering gross proceeds received of $1,554,700 prior to share issuance costs.

The 75,714 pre-funded warrants is exercisable into one common share at an exercise price of $0.07 ($0.01 before the 1-7 reverse stock split). These prefunded warrants also contain a cashless exercise option. Cashless Exercise. If at the time of exercise hereof, there is no effective registration statement registering the Warrant Shares or the prospectus contained therein is not available for issuance of the Warrant Shares to the Holder, then this Warrant may be exercised, in whole or in part by means of a “cashless exercise”.

On November 1, 2023, 25,714 of the prefunded warrants (180,000 before the 1-7 reverse stock split) were exercised. In lieu of the warrant holders paying the $0.07 ($0.01 before the 1-7 reverse stock split) to exercise the option of these warrants, the warrant holder chose the cashless exercise option and received 177,313 common shares (25,330 before the 1-7 reverse stock split).

Management has revalued the 50,000 (350,000 equivalent 1-7 pre-reverse split) prefunded warrants based on their intrinsic value on December 12, 2023, using the stock price of $2.93, resulting in a gain of $81,000.

On December 12, 2023, 12,977 prefunded warrants (90,839 before the 1-7 reverse stock split) of the 50,000 (350,000 before the 1-7 reverse stock split)) owned by Lind Partners were exercised by paying $0.07 per warrant (($0.01 before the 1-7 reverse stock split).

At year end there are 37,023 prefunded warrants outstanding with a $0.07 exercise price with a fair value of $153,275. The fair value of the pre-funded warrants was assumed to be equal to the stock price given the instrument had a minimal exercise price of $0.07 and a perpetual term to maturity. This resulted in a change in fair value at December 31, 2023 of a loss of $47,389.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL

(a)	Authorized	Unlimited number of common shares without par value

As at December 31, 2023, the Company had 570,462 common shares issued and outstanding (2022-64,098 or 33,868,560 before the 1-100 and 1-7 reverse splits).

On December 4, 2023  the Company consolidated (each a “Share”) its common shares on the basis of 7 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On August 3, 2023  the Company consolidated (each a “Share”) its common shares on the basis of 100 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On September 24, 2020, the Company consolidated (each a “Share”) its common shares on the basis of 145 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

(b)	Common share transactions

Transactions for the year ended December 31, 2023 are as follows:

On January 19, 2023, Siyata entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 25,775 (18,042,857 before the 1-100 and 1-7 reverse splits) of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $161 ($0.23 before the 1-100 and 1-7 reverse splits). to $1,400 ($0.20 before the 1-100 and 1-7 reverse splits). Per share and issue new unregistered warrants to purchase up to an aggregate of 25,775 (18,042,857 before the 1-100 and 1-7 reverse splits).common shares with an exercise price of $1,400 ($0.20 before the 1-100 and 1-7 reverse splits) per share. The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses. The new warrants are exercisable immediately upon issuance at an exercise price of $1,400 ($0.20 before the 1-100 and 1-7 reverse splits) per share and have a term of exercise equal to five years. In connection with the exercise, the Company will be required pursuant to the terms of 4,270 (2,989,130 (before the 1-100 and 1-7 reverse splits) of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from ($0.23 before the 1-100 and 1-7 reverse splits). to $1,400 ($0.20 before the 1-100 and 1-7 reverse splits).

On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 30,045 (21,031,987 before the 1-100 and 1-7 reverse splits) outstanding $1,400 ($0.20 before the 1-100 and 1-7 reverse splits) warrants become immediately a cashless exercise and their underlying shares become immediately tradeable. Therefore in the first week of April 2023, 24,453 (17,116,987 before the 1-100 and 1-7 reverse splits) warrants were exercised cashless in exchange for 24,453 (17,116,987 before the 1-100 and 1-7 reverse splits) common shares of the Company with 5,593 (3,915,000 before the 1-100 and 1-7 reverse splits) cashless warrants were exercised cashless in June 2023.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

On June 28, 2023 the Company issued 71,428 (50,000,000 before the 1-100 and 1-7 reverse splits) at $31.50 ($0.045 before the 1-100 and 1-7 reverse splits) per share for gross proceeds of $2,250,000 before offering expenses and other expenses included in share issuance costs.

On July 13, 2023, the Company issued 73,500 (51,450,000 before the 1-100 and 1-7 reverse splits) shares at $31.50 ($0.045 before the 1-100 and 1-7 reverse splits) per share for gross proceeds of $2,315,250 before offering expenses and other expenses included in share issuance costs.

The Company closed an equity offering on October 31, 2023. at a price of $4.55 ($0.65 before the 1-7 reverse stock split) on 267,143 common shares (1,870,000 before the 1-7 reverse stock split) for gross proceeds of $1,215,500 and for a purchase price of $4.48 per warrant ($0.64 before the 1-7 reverse stock split) on 75,714 pre-funded warrants to purchase common shares (530,000 before the 1-7 reverse stock split) for gross proceeds of $339,200. Total offering gross proceeds received of $1,554,700 prior to share issuance costs. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds.

On November 1, 2023, 25,714 of the prefunded warrants (180,000 before the 1-7 reverse stock split) were exercised. In lieu of the warrant holders paying the $0.07 ($0.01 before the 1-7 reverse stock split) to exercise the option of these warrants, the warrant holder chose the cashless exercise option and received 177,313 common shares (25,330 before the 1-7 reverse stock split).

On December 12, 2023, 12,977 prefunded warrants (90,839 before the 1-7 reverse stock split) of the 50,000 (350,000 before the 1-7 reverse stock split)) owned by Lind Partners were exercised by paying $0.07 per warrant (($0.01 before the 1-7 reverse stock split).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

Transactions for the year ended December 31, 2022 are as follows:

●	On January 11, 2022, the Company completed an underwritten public offering in the United States, raising a total of $20,013,043 in gross proceeds. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds.

The underwritten public offering resulted in the sale to the public of 10.308 (7,215,652 before the 1-100 and 1-7 reverse splits) Units at $161 ($0.23 before the 1-100 and 1-7 reverse splits) per Unit, with each Unit being comprised of 700 (one before the 1-100 and 1-7 reverse splits) common share and 700 (one before the 1-100 and 1-7 reverse splits) warrant (the “Unit Warrants”) exercisable at $1,610 ($2.30 before the 1-100 and 1-7 reverse splits) per share. The Unit warrants are exercisable immediately and have a term of 5 years. Gross proceeds of $10,936,974 were allocated to the common shares, and $5,395,878 to warrant liability.

In addition, the Company issued 2,114 (1,480,000 before the 1-100 and 1-7 reverse splits) pre-funded units (“Pre-Funded Units”) at $1,603 ($2.29 before the 1-100 and 1-7 reverse splits) per Pre-Funded Unit. 700 (one before the 1-100 and 1-7 reverse splits) Pre-Funded Unit is comprised of 700 (one before the 1-100 and 1-7 reverse splits) one-pre-funded warrant (a “Pre-Funded Warrant”) to purchase 700 ((one before the 1-100 and 1-7 reverse splits) common share, and 700 (one before the 1-100 and 1-7 reverse splits) warrant to purchase 700 (one before the 1-100 and 1-7 reverse splits) common share. The Pre-Funded Warrant allows the holder to acquire 700 ((one before the 1-100 and 1-7 reverse splits) common share of the Company at an exercise price of $7.00 ($0.01 before the 1-100 and 1-7 reverse splits) per common share, and 700 (one before the 1-100 and 1-7 reverse splits) warrants to purchase 700 (one before the 1-100 and 1-7 reverse splits) common share at an exercise price of $161 ($0.23 before the 1-100 and 1-7 reverse splits)per share.

The warrants are exercisable immediately and have a term of 5 years. Each Pre-Funded Warrant is exercisable immediately and is exercisable until all Pre-Funded Warrants are exercised. Proceeds of $2,560,400 were allocated to the pre-funded warrants, and $1,106,747 to the warrant liability.

The Company determined that the pre-funded warrants within the Pre-funded Units are common shares in substance as they require only a minimal exercise price of $7.00 ($0.01 before the 1-100 and 1-7 reverse splits). In addition, the underwriting agreement includes both the Units and Pe-funded Units and were negotiated together in the equity raise. Given that the purpose of the Prefunded Unit is in substance the same as that of the Unit (i.e., resulting in the ownership of both common shares and common share warrants) and that the terms of the warrants in both the Units and Prefunded Units are the same (i.e., the obligations of the Company for the units are the same), the Company determined that the Units and Pre-funded Units are closely related and should be combined into one unit of account for the purposes of allocating proceeds.

Therefore, the proceeds from the sale of the Units and Pre-funded Units are combined and allocated among the common shares, pre-funded warrants, and the common share warrants using the residual method, with the warrant liability being initially recognized at fair value as of the registration date and the residual amount being allocated to the common shares (i.e., equity).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

The Company concurrently sold an additional 1,863 (1,304,347 before the 1-100 and 1-7 reverse splits) warrants to purchase 11,863 (1,304,347 before the 1-100 and 1-7 reverse splits) common shares exercisable at $161 ($2.30 before the 1-100 and 1-7 reverse splits) per share (the “Option Warrants”) pursuant to an over-allotment option exercised by the underwriter. The exercise price of the warrants issued in connection with the exercise of the over-allotment option was $6.79 ($0.0097 before the 1-100 and 1-7 reverse splits) per warrant. Each Option Warrant is exercisable immediately and has a term of five years from the issue date. Proceeds of $975,393 were allocated to the option warrant liability. As the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, a fair value loss of $962,350 was recognized in the statement of profit and loss as a fair value change in the opening warrant liability.

The fair value of the common shares and pre-funded units was determined by reference to the market price on the day of the offering, which was $1,211 ($1.73 before the 1-100 and 1-7 reverse splits) per share. The Unit Warrants, Warrants, and Option Warrants were valued using the Black-Scholes model using the following assumptions: initial stock price $1,211 ($1.73 before the 1-100 and 1-7 reverse splits), strike rate $161.00 ($2.30 before the 1-100 and 1-7 reverse splits), dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%.

The Company also issued warrants to the placement agents to purchase 621 (434,783 before the 1-100 and 1-7 reverse splits) common shares at an exercise price of $1,771($2.53 before the 1-100 and 1-7 reverse splits) per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $1,211 ($1.73 before the 1-100 and 1-7 reverse splits), strike rate $1,771 ($2.53 before the 1-100 and 1-7 reverse splits), dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%.

The Company assessed that the warrants issued under the public offering, excluding the Placement Agent Warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period. The Placement Agent Warrants were assessed under IFRS 2 Share Based Payments, as equity-settled share-based payments and have been recorded in equity.

The direct costs related to the issuance of the common shares and warrants issued in the January 2022 underwritten public offering were $2,016,895, including the value of the Placement Agent Warrants. Direct costs of $965,248 were allocated to the warrant liability and expensed immediately in profit and loss. During the period, 2,114 (1,480,000 before the 1-100 and 1-7 reverse splits) Pre-Funded Warrants were exercised for gross proceeds of $14,800, converting into 2,114 (1,480,000 before the 1-100 and 1-7 reverse splits) 0common shares that were fully issued.

●	On March 31, 2022, as part of the ClearRF acquisition, the Company issued 199 (138,958 before the 1-100 and 1-7 reverse splits) shares to the vendor with a fair value of $190,094.

●	The Company issued 221 (155,000 before the 1-100 and 1-7 reverse splits) common shares, with a fair value of $170,500 ($770- $1.10 before the 1-100 and 1-7 reverse splits per share) to consultants as part of their compensation for services rendered.

●	The Company issued 1,220 (854,219 before the 1-100 and 1-7 reverse splits) common shares with a fair value of $1,002,461 as combined payments of the monthly principal repayment of $400,000 for the months of May and June 2022 payable in shares per the terms of the promissory note.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

●	The Company issued 43 (30,000 before the 1-100 and 1-7 reverse splits) shares with a fair value of $22,200 ($518-$0.74 before the 1-100 and 1-7 reverse splits per share) resulting from a supplier converting RSU’s into common shares.

●	The Company issued 86 (60,000 before the 1-100 and 1-7 reverse splits) shares, with a fair value of $61,800 ($721.00 -$1.03 before the 1-100 and 1-7 reverse splits per share), to a supplier as partial compensation according to their contractual agreements.

●	The Company issued 578 (404,859 before the 1-100 and 1-7 reverse splits) shares, with a fair value of $441,296 ($763.00-$1.09 before the 1-100 and 1-7 reverse splits per share),as payment for the monthly principal repayment of $400,000 on the promissory note.

●	The Company issued 978 (684,932 before the 1-100 and 1-7 reverse splits) shares, with a fair value of $520,548 ($532.00-$0.76 before the 1-100 and 1-7 reverse splits per share), as payment for the monthly principal repayment of $400,000 on the promissory note.

●	On October 12, 2022, the Company completed an underwritten public offering in the United States, raising a total of $3,986,100 in gross proceeds. The Company allocated the gross proceeds and direct costs between the units, pre-funded units and related warrants using the residual method.

The underwritten public offering resulted in the sale to the public of 22,586 (15,810,000 before the 1-100 and 1-7 reverse splits) Units at $161.00 ($0.23 before the 1-100 and 1-7 reverse splits) per Unit, with each 700 (one before the 1-100 and 1-7 reverse splits) Unit being comprised of 700 (one before the 1-100 and 1-7 reverse splits) common share and 700 (one before the 1-100 and 1-7 reverse splits) warrant (the “Unit Warrants”) exercisable at $98.00 ( $0.14 700 (one before the 1-100 and 1-7 reverse splits) per share. The Unit Warrants are exercisable immediately and have a term of 5 years.

In addition, the Company issued 2,271 (1,590,000 700 (one before the 1-100 and 1-7 reverse splits) pre-funded units (“Pre-Funded Units”) at $154.00 ($0.22 700 (one before the 1-100 and 1-7 reverse splits) per Pre-Funded Unit. 700 (one before the 1-100 and 1-7 reverse splits) Pre-Funded Units are comprised of 700 (one before the 1-100 and 1-7 reverse splits) -pre-funded warrant (a “Pre-Funded Warrant”) to purchase 700 (one before the 1-100 and 1-7 reverse splits) common share, and 700 (one before the 1-100 and 1-7 reverse splits) e warrant to purchase 700 (one before the 1-100 and 1-7 reverse splits) common share. The Pre-Funded Warrant allows the holder to acquire 700 (one before the 1-100 and 1-7 reverse splits) common shares of the Company at an exercise price of $7.00($0.01 before the 1-100 and 1-7 reverse splits) per common share, and 700 (one before the 1-100 and 1-7 reverse splits) warrants to purchase 700 (one before the 1-100 and 1-7 reverse splits) common shares at an exercise price of $98.00 ($0.14 before the 1-100 and 1-7 reverse splits per share. The warrants are exercisable immediately and have a term of 5 years. Each Pre-Funded Warrant is exercisable immediately and is exercisable until all Pre-Funded Warrants are exercised.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

The Company determined that the pre-funded warrants within the Pre-funded Units are common shares in substance, as they require only a minimal exercise price of $7.00 ($0.01 before the 1-100 and 1-7 reverse splits. In addition, the underwriting agreement includes both the Units and Pe-funded Units and were negotiated together in the equity raise. Given that the purpose of the Prefunded Unit is in substance the same as that of the Unit (i.e., resulting in the ownership of both common shares and common share warrants) and that the terms of the warrants in both the Units and Prefunded Units are the same (i.e., the obligations of the Company for the units are the same), the Company determined that the Units and Pre-funded Units are closely related and should be combined into one unit of account for the purposes of allocating proceeds.

Therefore, the proceeds from the sale of the Units and Pre-funded Units are combined and allocated among the common shares, pre-funded warrants, and the common share warrants, with the warrant liability being initially recognized at fair value as of the registration date and the residual amount being allocated to the common shares (i.e., equity).

The common share warrants were fair valued using a Black-Scholes model using the following assumptions: initial stock price $98.00 ($0.14 before the 1-100 and 1-7 reverse splits, strike rate $161.00 ($0.23 before the 1-100 and 1-7 reverse splits, dividend yield 0%, term 5 years, volatility 135.0% and risk-free rate 4.08%.

As the warrants are treated as a liability, the residual value method under IAS 32 was utilized to allocate the total proceeds of the issuance.

The residual value to be allocated to common shares is:

Gross proceeds	$3,986,100
Less: total fair value of warrant liability	(2,288,327)
Residual value to common shares	$1,697,773

Refer to Note 11 for additional information about the warrant liability and the residual value method under IAS 32.

The Company paid a 7% Placement Agent Fee of $279,027 and other offering expenses (e.g., legal expenses, accounting fees) of $185,871 for total net proceeds of $3,521,202. Direct costs of $433,353 were allocated to the warrant liability and expensed immediately in profit and loss.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

In addition, the Company issued 2,484 (1,739,130 before the 1-100 and 1-7 reverse splits) common share warrants with an exercise price of $161.00 ( $0.23 before the 1-100 and 1-7 reverse splits) to the holders of previously issued convertible note to entice the holder to waive their right to block the October 12, 2022 equity offering (“waiver warrants”). The waiver warrants were fair valued using a Black-Scholes model using the following assumptions: initial stock price $98.00 ($0.14 before the 1-100 and 1-7 reverse splits, strike rate $161.00 ($0.23 before the 1-100 and 1-7 reverse splits,, dividend yield 0%, term 5 years, volatility 135.0% and risk-free rate 4.08%. The fair value of the waiver warrants of $206,485 was treated as a share issuance cost.

Previous warrants and a convertible note issued by the Company have an anti-dilutive provision (“ratchet provision”) which changes the strike price/conversion price of the previously issued warrants/convertible note, respectively, to the price of the common units newly issued by the Company. The value of the previously issued warrants and convertible note were $96,800 and $597,966, respectively, immediately prior to the effect of the ratchet provision. The Impact of the ratchet provision was accounted for as a component of the fair value of the related instruments.

(c)	Stock options

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity is as follows:

	Number of	Weighted Average
	Stock Options	Exercise Price
Outstanding options, December 31, 2021	592	$9,716.00
Granted	1,636	805.00
Expired/Cancelled	(76)	(21,630.00)
Outstanding options, December 31, 2022	2,152	$2,520.90
Granted	-	-
Expired/Cancelled	(22)	39,038.00
Outstanding options, December 31, 2023	2,130	$2,161.29

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(c)	Stock options (cont’d)

As at December 31, 2023 stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
15-Jan-19	1	1	37,800	15-Jan-24	0.04
21-Mar-19	18	18	41,300	21-Mar-24	0.22
1-Jan-20	3	3	39,038	1-Jan-24	0.00
15-Nov-20	136	136	4,200	15-Nov-30	6.88
15-Nov-20	231	231	4,200	15-Nov-25	1.88
2-Jan-21	81	81	8,050	2-Jan-26	2.01
2-Jan-21	7	7	8,050	2-Jan-31	7.01
18-Jan-21	17	17	8,050	18-Jan-26	2.05
1-Jan-22	29	29	2,800	29-Oct-26	2.83
13-Apr-22	1,136	663	770	13-Apr-27	3.28
12-Jul-22	471	236	770	12-Jul-25	1.53
Total	2,130	1,422	$2,161		2.89

Transactions for the year ended December 31, 2022 are as follows:

●	On January 1, 2022, the Company granted 29 (20,000 before the 1-100 and 1-7 reverse splits) stock options at $2,800.00 ($4.00 before the 1-100 and 1-7 reverse splits) per share that vest in 8 equal quarterly periods with the first vesting occurring on the grant date. The fair value on the date of the grant was $54,480 ($1,878 ($2.724 before the 1-100 and 1-7 reverse splits per option).

●	On April 13, 2022, the Company granted 1,136 (795,000 before the 1-100 and 1-7 reverse splits) stock options to executives and employees at an exercise price of $770($1.10 before the 1-100 and 1-7 reverse splits) per share. These options vest quarterly over three years period with the first vesting taking place at the date of the grant. The fair value of these options on the date of the grant is $475,888 ( $418.91-$0.5986 before the 1-100 and 1-7 reverse splits per share).

●	On July 12, 2022, the Company granted 471 (330,000 before the 1-100 and 1-7 reverse splits) stock options, at an exercise price of $770 ($1.10 before the 1-100 and 1-7 reverse splits) per share, and 171 (120,000 before the 1-100 and 1-7 reverse splits RSU’s to employees and consultants with a fair value of $770 ($1.10 before the 1-100 and 1-7 reverse splits) per share. Of these 171 (120,000 before the 1-100 and 1-7 reverse splits) RSU’s granted, 43 (30,000 before the 1-100 and 1-7 reverse splits) vested immediately and were converted into common shares of the Company and the remaining 129 (90,000 before the 1-100 and 1-7 reverse splits) RSU’s vest quarterly with the first vesting of 11 (7,500 before the 1-100 and 1-7 reverse splits) taking place on the date of the grant and 11 equal quarterly vesting of 11 (7,500 before the 1-100 and 1-7 reverse splits) RSU’s per quarter thereafter. Of these 471 (330,000 before the 1-100 and 1-7 reverse splits) stock options granted, they vest quarterly with the first vesting of 39 (27,500 before the 1-100 and 1-7 reverse splits) taking place on the date of the grant and 11 equal quarterly vesting of 39 27,500 before the 1-100 and 1-7 reverse splits) RSU’s per quarter thereafter. The fair value of these options on the date of the grant is $173,191 ($367.71-$0.5248 before the 1-100 and 1-7 reverse splits per share).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(d)	Restricted share units

The Company approved on February 14, 2022, the addition of the issuance of restricted share units to the existing executive stock option plan.

A summary of the Company’s restricted share unit activity during the year ended December 31, 2023 is as follows:

		Weighted Average
	Number of RSU’s	Issue Price
Outstanding RSU, December 31, 2021	-	$-
Granted	4,564	735.56
Exercised	(43)	(721.00)
Outstanding RSU, December 31, 2022	4,521	$735.14
Granted	-	-
Exercised/cancelled	(131)	(770.00)
Outstanding RSU, December 31, 2023	4,390	$734.15

Transactions for the year ended December 31, 2022, are as follows:

●	On March 9, 2022, the Company granted 643 (450,000 before the 1-100 and 1-7 reverse splits) RSU’s to Directors that vest immediately. On the date of granting, the fair value and stock price was $721 ($1.03 before the 1-100 and 1-7 reverse splits) per share.

●	On March 9, 2022, the Company granted 2,571 (1,800,000 before the 1-100 and 1-7 reverse splits) RSU’s to a Director that vest quarterly over 12 periods with the first vesting of 214 (150,000 before the 1-100 and 1-7 reverse splits) RSU’s occurring on the date of the granted and another of 214 (150,000 before the 1-100 and 1-7 reverse splits) vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value was $721 ($1.03 before the 1-100 and 1-7 reverse splits) per share..

●	On April 13, 2022, the Company granted 343 (240,000 before the 1-100 and 1-7 reverse splits) RSU’s to consultants that vest immediately. On the date of granting, the fair value was $770 ($1.10 before the 1-100 and 1-7 reverse splits) per share.

●	On April 13, 2022, the Company granted 836 (585,000 before the 1-100 and 1-7 reverse splits) RSU’s to employees of the Company that vest quarterly over 12 periods with the first vesting of 70 (48,750 before the 1-100 and 1-7 reverse splits) RSU’s occurring on the date of the granted and another 70 (48,750 before the 1-100 and 1-7 reverse splits) RSU’s vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value was $770 ($1.10 before the 1-100 and 1-7 reverse splits) per share..

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(d)	Restricted share units (cont’d)

●	On July 12, 2022, the Company granted 129 (90,000 $770 ($1.10 before the 1-100 and 1-7 reverse splits) RSU’s, to a consultant of the Company, that vest quarterly over 12 periods with the first vesting of 11 (7,500 before the 1-100 and 1-7 reverse splits) RSU’s occurring on the date of the granted and another 11 (7,500 before the 1-100 and 1-7 reverse splits) RSU’s vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value was $770 ($1.10 before the 1-100 and 1-7 reverse splits) per share..

(e)	Agents’ options

A summary of the Company’s agent options activity is as follows:

		Weighted average
	Number of options	exercise price
Outstanding agent options, December 31, 2021	637	$5,257
Granted	696	$1,757
Expired	(2)	$14,343
Outstanding agent options, December 31, 2022	1,331	$3,413
Granted	17,143	$5
Outstanding agent options, December 31, 2023	18,474	$250

As at December 31, 2023 agent options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

29-Sep-20	162	162	$4,620.00	28-Sep-25	1.75
29-Sep-20	380	380	$4,795.00	28-Sep-25	1.75
31-Dec-20	92	92	$8,050.00	30-Jun-24	0.50
11-Jan-22	621	621	$1,771.00	11-Jan-27	3.03
1-Apr-22	76	76	$1,610.00	8-Mar-27	3.19
31-Oct-23	17,143	0	$5.01	31-Oct-28	4.84
Total	18,474	1,331	250.03		4.66

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(e)	Agents’ options (cont’d)

Transactions for the year ended December 31, 2023, are as follows:

On October 31, 2023, 120,000 warrants (17,143 post 7-1 reverse split), were issued to the placement agents with a strike price at 110% of the issue price of the common stock- $0.715 pre-split ($5.005 post split) on October 31, 2023. These warrants also had a cashless exercise provision, The warrants also are contingently redeemable at the option of the holder upon the occurrence of any fundamental transactions as defined in the Placement Agent Common Shares Purchase Warrant Certificate. The warrants expire on October 31, 2028. The initial exercise period commences on April 28, 2024.

The placement agent did not provide valuation of the services provided to the Company. As a result, management is unable to determine reliable value, and per IFRS 2.10, the fair value of the equity instruments would then be used. As a result, the fair value of the instruments was determined through reference to the fair value of the equity instruments, as the fair value of the services was determined that it could not be measured reliably.

Management has concluded the issuance of the placement warrants was an incremental cost directly attributable to the issuance of common shares and pre-funded warrants, as the Company would not have issued the placement warrants if the Company had not issued the common shares and the pre-funded warrants. Therefore, the fair value of the placement warrants are included in the transaction costs associated with the issuance. The placement warrants were fair valued using a Black-Scholes method.

The fair value of the placement agents warrants as at December 31, 2023 was $66,237 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price $4.55 ($0.65 before 1-7 reverse stock splits). strike rate $5.005 ($0715 before the 1-7 reverse stock splits); expected volatility: 125%; dividend yield 0%; risk free rate: 4.76%.

Transactions for the year ended December 31, 2022, are as follows:

●	The Company also issued warrants to the placement agents to purchase 621 (434,783 before the 1-100 and 1-7 reverse splits) common shares at an exercise price of $1,771 ($2.53 before the 1-100 and 1-7 reverse splits)per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $1,211 ( $1.73 before the 1-100 and 1-7 reverse splits), strike rate of $1,771 ($2.53 before the 1-100 and 1-7 reverse splits), dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%. The Company also issued 75 (52,500 before the 1-100 and 1-7 reverse splits) agent’s options with a fair value of $61,950 with an exercise price of $1,610 ($2.30 before the 1-100 and 1-7 reverse splits).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(f)	Share purchase warrants and Pre-funded warrants

A summary of the Company’s share purchase warrant activity is as follows:

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2021	7,316	6,923
Granted	41,627	658
Expired	(183)	23,429
Outstanding, December 31, 2022	48,760	1,513
Granted	101,490	39
Exercised	(94,513)	290
Outstanding, December 31, 2023	55,737	902

At December 31, 2023 the share purchase warrants outstanding are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	2,579	4,795.00	28-Sep-25
31-Dec-20	1,849	8,050.00	30-Jun-24
11-Jan-22	14,286	1,610.00	10-Jan-27
31-Oct-23	37,023	0.07	31-Oct-28
Total	55,737	$901.62

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(f)	Share purchase warrants and Pre-funded warrants (cont’d)

Transactions for the year ended December 31, 2023 are as follows:

On January 19, 2023, Siyata entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 25,775 (18,042,857 before the 1-100 and 1-7 reverse splits) of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $161 ($0.23 before the 1-100 and 1-7 reverse splits). to $1,400 ($0.20 before the 1-100 and 1-7 reverse splits). Per share and issue new unregistered warrants to purchase up to an aggregate of 25,775 (18,042,857 before the 1-100 and 1-7 reverse splits).common shares with an exercise price of $1,400 ($0.20 before the 1-100 and 1-7 reverse splits) per share. The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses. The new warrants are exercisable immediately upon issuance at an exercise price of $1,400 ($0.20 before the 1-100 and 1-7 reverse splits) per share and have a term of exercise equal to five years. In connection with the exercise, the Company will be required pursuant to the terms of 4,270 (2,989,130 (before the 1-100 and 1-7 reverse splits) of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from ($0.23 before the 1-100 and 1-7 reverse splits). to $1,400 ($0.20 before the 1-100 and 1-7 reverse splits).

On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 30,045 (21,031,987 before the 1-100 and 1-7 reverse splits) outstanding $1,400 ($0.20 before the 1-100 and 1-7 reverse splits) warrants become immediately a cashless exercise and their underlying shares become immediately tradeable. Therefore in the first week of April 2023, 24,453 (17,116,987 before the 1-100 and 1-7 reverse splits) warrants were exercised cashless in exchange for 24,453 (17,116,987 before the 1-100 and 1-7 reverse splits) common shares of the Company with 5,593 (3,915,000 before the 1-100 and 1-7 reverse splits) cashless warrants were exercised cashless in June 2023.

The Company closed an equity offering on October 31, 2023. at a price of $4.55 ($0.65 before the 1-7 reverse stock split) on 267,143 common shares (1,870,000 before the 1-7 reverse stock split) for gross proceeds of $1,215,500 and for a purchase price of $4.48 per warrant ($0.64 before the 1-7 reverse stock split) on 75,714 pre-funded warrants to purchase common shares (530,000 before the 1-7 reverse stock split) for gross proceeds of $339,200. Total offering gross proceeds received of $1,554,700 prior to share issuance costs. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds.

On November 1, 2023, 25,714 of the prefunded warrants (180,000 before the 1-7 reverse stock split) were exercised. In lieu of the warrant holders paying the $0.07 ($0.01 before the 1-7 reverse stock split) to exercise the option of these warrants, the warrant holder chose the cashless exercise option and received 177,313 common shares (25,330 before the 1-7 reverse stock split).

On December 12, 2023, 12,977 prefunded warrants (90,839 before the 1-7 reverse stock split) of the 50,000 (350,000 before the 1-7 reverse stock split)) owned by Lind Partners were exercised by paying $0.07 per warrant (($0.01 before the 1-7 reverse stock split).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(f)	Share purchase warrants and Pre-funded warrants (cont’d)

Transactions for the year ended December 31, 2022 are as follows:

●	183 (128,386 before the 1-110 and 1-7 reverse stock split) share purchase warrant expired in 2022.

●	On January 11, 2022 as part of an underwritten public offering, the Company issued a total of 14,286 (9,999,999 before the 1-110 and 1-7 reverse stock split) share purchase warrants, exercisable at ($1,610 ($2.30 before the 1-110 and 1-7 reverse stock split) per warrant and with a term of five years.

●	On October 12, 2022 as part of the underwritten public offering, the Company issued at total of 24,857 (17,400,000 before the 1-110 and 1-7 reverse stock split) share purchase warrants, exercisable at $0.14 per warrant and with at term of five years.

13.	COST OF SALES

(in thousands)	December 31, 2023	December 31, 2022	December 31, 2021

Inventory expensed	$4,192	$3,781	$4,436
Royalties	343	307	364
Other expenses	1,040	1,004	877
Total	$5,575	$5,092	$5,677

14.	SELLING AND MARKETING

(in thousands)	December 31, 2023	December 31, 2022	December 31, 2021

Salaries and related expenses	$3,343	$2,601	$2,847
Advertising and marketing	1,285	1,953	1,587
Travel and conferences	157	169	71
Total	$4,785	$4,723	$4,505

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

15.	GENERAL AND ADMINISTRATIVE

(in thousands)	December 31, 2023	December 31, 2022	December 31, 2021
Salaries and related expenses	$553	$601	$516
Professional services	2,521	3,020	1,063
Consulting and director fees	1,131	1,171	972
Travel	63	135	85
Office and general	1,415	1,994	1,650
Regulatory and filing fees	169	(33)	178
Shareholder relations	228	547	468
Total	$6,080	$7,435	$4,932

16.	FINANCE EXPENSES

	December 31, 2023	December 31, 2022	December 31, 2021
Interest paid and accretive interest on debentures	$-	$86,841	$1,893,494
Interest expense on long-term debt	-	-	4,877
Interest on bank loans	102,392	-	22,6864
Other interest and bank charges	704,978	58,894	47,704
Interest earned on director’s loan	-	-	(6,000)
Interest expense on lease obligations	34,445	35,678	21,279
Total	$841,815	$181,413	$1,984,040

17.	TRANSACTION COSTS

Transaction costs incurred in 2023 are $99,529 which are costs incurred for the equity raise in October 2023 as described in Note 12.

Transaction costs incurred in 2022 are $1,398,598, which are costs incurred for the equity raises described in Note 12 (b).

Transaction costs incurred in 2021 are $1,254,642 which costs of $1,175,573 for the issuance of the convertible promissory note on November 3, 2021, as more fully described in Note 14, and $79,069 for the legal and due diligence costs for the acquisition of ClearRF.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

18.	INCOME TAXES

The reconciliation of income taxes at statutory rates is as follows:

	2023	2022	2021

Loss for the year	$(12,931,794)	$(15,299,251)	$(23,625,542)

Expected income tax (recovery)	(3,387,159)	(3,085,891)	(6,379,000)
Change in statutory, foreign tax, foreign exchange rates and other	(181,113)	825,208	560,000
Permanent differences	1,419,000	863,183	1,098,000
Share issuance cost		-	-
Impact of warrants +convertible debenture	980,080	(3,154,750)	(24,000)
Prior year adjustment	(59,487)	(147,786)	(12,000)
Expiry of non-capital losses	-	-	-
Change in unrecognized deductible	1,228,679	4,700,036	4,757,000
Total income tax expense (recovery)	$-	$-	$-

Current income tax	$-	$-	$-
Deferred income tax	-	-	-
Total	$-	$-	$-

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021

Deferred tax assets (liabilities)
ROU assets and lease liabilities	$(6,000)	$(11,000)	$(21,000)
Intangible assets	(135,000)	(132,000)	(527,000)
Convertible debenture	-	-	(717,000)
Warrant liability	(42,000)	(820,000)	-
Non-capital losses	183,000	963,000	1,265,000
Net deferred tax liability	$-	$-	$-

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

18.	INCOME TAXES (cont’d)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2023		Expiry date	2022	Expiry date	2021	Expiry date

Receivables	$			$-	None	$775,000	None
Property, plant and equipment and intangibles		3,210,000	None	2,522,000	None	3,284,000	None
Financing cost		3,480,000	2042 to 2046	4,262,000	2041 to 2045	5,106,000	2040 to 2044
Inventory		800,000	None	1,614,000	None	1,989,000	None
Allowance for doubtful accounts		-	None	-	None	715,000	None
Warrant liability		156,000	None	3,036,000	None	2,177,000	None
Allowable capital losses		38,000	None	37,000	None	39,000	None
Non-capital losses available for future periods
- Canada		49,918,000	2026-2043	38,258,000	2026 to 2042	25,285,000	2026 to 2041
- Israel		27,339,000	None	23,600,000	None	18,117,000	None
- United States		-	None	-	None	35,000	None
Total non-capital losses		$77,257,000		61,858,000		43,437,000

19.	CAPITAL MANAGEMENT

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

The Company defines capital as consisting of shareholder’s equity. The Company’s objectives when managing capital are to support the creation of shareholder value, as well as to ensure that the Company is able to meet its financial obligations as they become due.

The Company manages its capital structure to maximize its financial flexibility making adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

As at December 31, 2023, the Company is subject to externally imposed capital requirements related to the factoring agreement as discussed in Note 4 and the loan payable. Previously, the Company had external capital requirements arising prior to the repayment of monthly principal payments on the convertible promissory note outstanding.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

20.	FINANCIAL INSTRUMENTS

Fair Value

The warrant liability estimates the fair value using a Black Scholes option pricing model calculation using the following inputs: stock price (Level 1 input); risk-free rates (Level 1 input); volatility (Level 3 input). The warrant liability outstanding during the year ended December 31, 2022.

Sensitivity Analysis for fair value at December 31, 2023:

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Warrant Liability	The fair value of the warrant libility has been calculated using a black scholes option model methodology.

Key observable inputs

●   Share price $4.21 (December 31, 2022: US $105.00)

●   Risk-free interest rate 3.97% (December 31, 2022: 3.10%)

●   Volatility 135.9% (December 31, 2022: 100.0%)

●   Dividend yield 0% (December 31, 2022: 0%)

The estimated fair value would increase (decrease) if:

●    The share price was higher (lower)

●    The risk-free interest rate was higher (lower)

●    The dividend yield was lower (higher)

●    The volatility spread was lower (higher)

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

20.	FINANCIAL INSTRUMENTS (cont’d)

The fair values of the Company’s cash, trade and other receivables, bank loan, loan payable, accounts payable and accrued liabilities and long-term debt, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high creditworthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 14% of the Company’s revenue for the year ended December 31, 2023(2022 -28%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. In prior years, certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders. As a result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $0 (2022-$1,056,393).

More than 50% of the Company’s customers have been active with the Company for over four years, and the allowance for doubtful accounts of $0 (2022-$1,056,393) has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

20.	FINANCIAL INSTRUMENTS (cont’d)

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	December 31, 2023	December 31, 2022
EMEA	$134	$637
North America	1,047	938
Total	$1,181	$1,575

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The Company had a factoring agreement with external funding (Note 4).

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

20.	FINANCIAL INSTRUMENTS (cont’d)

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the USD as of October 1, 2020, as discussed in Note 2. As at December 31, 2023, the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

(In USD thousands)	USD	NIS	CAD	Total
Financial assets and financial liabilities:
Current assets
Cash	$462	$325	$112	$899
Trade receivables	627	120	434	1,181
Advance to suppliers	1,048	-	-	1,048

Current liabilities
Bank loan	(89)	-	-	(89)
Sale of future receipts	(1,468)	-	-	(1,468)
Accounts payable and accrued liabilities	(1,701)	(1,601)	(147)	(3,449)
Warrant liability	(156)	-	-	(156)

Total	$(1,277)	$(1,156)	$399	$(2,034)

10% fluctuation in exchange rate	$(128)	$(116)	$40	$(203)

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitivity to interest rates is inherently involved in the fair value of both the convertible promissory note and the warranty liability which are revalued based on changes parameters which include the prevailing interest rate.

c)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

21.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021

Payments to key management personnel:
Salaries, consulting and directors’ fees	$1,443,601	$1,387,221	$1,271,532
Share-based payments	713,514	2,126,970	235,737
Total	$2,157,115	$3,514,191	$1,507,269

Salaries, consulting and directors’ fees shown above are classified within profit and loss as shown below:

		(in thousands)
Type of Service	Nature of Relationship	2023	2022	2021

Selling and marketing expenses	VP Technology/VP Sales International	$313	$202	$402
General and administrative expense	Companies controlled by the CEO, CFO and Directors	$1,131	$1,185	$869

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

22.	SEGMENTED INFORMATION

The Company is domiciled in Canada, and it operates and produces its income primarily in Israel, Europe and North America. The Company operates as a single segment being the sale of cellular-based communications products.

The Company’s entity-wide disclosures include disaggregated information about product sales, geographical areas, and major customers.

Geographical area information is shown below:

External revenues by Geography
(in thousands)	2023	2022	2021

USA	$5,490	$3,839	$2,738
Canada	1,472	1,274	1,656
EMEA	1,626	1,322	3,090
Australia	6	47	61
Total	$8,594	$6,482	$7,545

Non-current asset geographic area information is shown below:

(in thousands)	2023	2022

Long-term receivable total	$147	$150
Canada		-
EMEA	147	150

Right of use asset total	$631	$880
Canada	112	170
EMEA	519	710

Equipment total	$175	$207
Canada	-	-
EMEA	175	207

Intangibles total	$7,857	$6,988
Canada	-	-
EMEA	7,857	6,988

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

22.	SEGMENTED INFORMATION (cont’d)

Product information is shown below:

Revenue by product line
(in thousands)	2023	2022	2021
Cellular boosters and related accessories	$2,223	$2,558	$4,235
Rugged devices and related accessories	6,010	3,924	3310
Total	$8,233	$6,482	$7,545

23.	MAJOR CUSTOMERS

Revenues from the three largest customers of the Company for the year ended December 31, 2023, represent approximately $2,533,945 or 29% of the Company’s total revenues (December 31, 2022, represent approximately $2,764,000 or 42% of the Company’s total revenues, December 31, 2021, representing $5,129,000 or 54% of total revenues

24.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

	2023	2022	2021
Change in non-cash working capital:
Trade and other receivables	$345,845	$(116,604)	$187,432
Prepaids	143,831	(19,238)	594,734
Inventory	1,164,117	(3,028,071)	(3,075,532)
Advances to suppliers	(892,375)	314,315	264,383
Accounts payable and accrued liabilities	270,924	664,629	(158,906)
Deferred revenue	(147,575)	149,600	-
Due to/from related party	-	-	214,456
	$884,767	$(2,035,069)	$(1,973,433)

During the year ended December 31, 2023, the Company paid $699,878 (December 31, 2022 - $95,735, December 31, 2021 - $772,300) in interest and $NIL (December 31, 2022 and 2021 - $Nil) in income taxes.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

24.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS (cont’d)

During the year ended December 31, 2023, the Company incurred the following non-cash investing or financing activities:

(a)	Recognized $42,000 in right of use assets and $42,000 in lease liabilities.

During the year ended December 31, 2022, the Company incurred the following non-cash investing or financing activities:

(a)	Recognized $174,352 in right of use assets and $174,351 in lease liabilities.

(b)	Issued $232,300 in share capital in settlement of debt.

(c)	Issued $4,138,000 in share capital to settle $3,200,000 of convertible debentures.

During the year ended December 31, 2021, the Company incurred the following non-cash investing or financing activities:

(d)	Recognized $910,055 in right of use assets and $833,766 in lease liabilities.

(e)	Issued $560,000 in share capital which was accrued in the prior year for services.

(f)	Issued $36,050 in share capital in settlement of debt.

25.	SUBSEQUENT EVENTS

On January 22, 2024, the Company entered into a new agreement for the Sale of Future Receipts in the amount of $339,813, that is repayable in equal consecutive 28 weekly instalments of $17,476.11 each including principal and interest.

On March 21, 2024, the Company entered into a new agreement for the Sale of Future Receipts with the same purchaser in the amount of $2,000,000. The Company received $$401,142 which represents a payment of $521,143 net of $120,000 of transaction fees. The remaining $1,478,857 of the previous Sale of future receipts balance of the original agreement (which includes interest recognized on that day of $471,357) and the $521,143 payment from the new agreement total a principal amount of $2,000,000. The new balance of $2,000,000 is repayable in weekly repayments of $100,000 per week for 29 weeks, accruing interest at the rate of 3.1% per week, for a total repayment of $2,900,000. The weekly payment amount is intended to represent 15% of the Company’s future sales.

January 29, 2024 the Company received a loan from a financial institution of $200,000 that is repayable in equal consecutive 10 monthly instalments of $27,690 each including interest.